Exhibit 99.147

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

July 26, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on July 26, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to: Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michelamar@me.com

Item 9	Date of Report

July 26, 2021

SCHEDULE “A”

DIGIHOST AND BIT DIGITAL ANNOUNCE EXPANSION OF STRATEGIC COLLABORATION TO FURTHER INCREASE COMBINED HASHRATES BY 2 EH

Toronto, ON – July 26, 2021 – Digihost Technology Inc. (TSXV: DGHI; OTCQB: HSSHF) (“Digihost”) and Bit Digital, Inc. (Nasdaq: BTBT) (“Bit Digital”) (together, the “Companies”) are pleased to announce that the Companies have entered into a second strategic co-mining agreement (the “Agreement”). Pursuant to the terms of the Agreement, Digihost will provide certain premises (the “Premises”) to Bit Digital for the operation of a 100 MW Bitcoin mining system (the “Miners”) to be delivered by Bit Digital for a term of two years. This expanded collaboration between Digihost and Bit Digital is expected to facilitate an additional increase in hashrate of approximately 2 EH between the companies, and a total increase in hashrate between the two companies of approximately 2.4 EH including the initial collaboration agreement that was previously announced on June 10, 2021.

Under the terms of the Agreement, Digihost will provide power and management services for the operation of the Miners. In consideration for these services, after paying Digihost a competitive rate for power, Digihost and Bit Digital will participate in a profit-sharing arrangement based on a fixed distribution formula. It is expected that the Miners will be delivered and installed beginning in January 2022.

Michel Amar, Digihost’s CEO, stated: “We are committed to build on and expand our strategic collaboration with Bit Digital, which based on current Bitcoin metrics, is expected to deliver significant results through the overall increase in hashrate of 2.4 EH between the two companies. Our business strategy continues to be growth through the expansion of our mining infrastructure, vertical integration of green sources of energy and tactical partnerships with leading companies in the blockchain sector, while striving to maintain our focus on being an industry leading ESG company. We are also excited to share with the marketplace that we are currently in the process of establishing a research and development facility in Houston, Texas, which will serve as the technology headquarters for the Company from where we plan to explore cloud computing, artificial intelligence and deep learning applications. The expansion into Texas fits with our objective of geographic diversification and access to top tier human resources in the technology sector. We look forward to providing further updates on these most recent developments.”

Bryan Bullett, Bit Digital’s CEO, stated: “By signing this agreement,we believe that Bit Digital has secured power and hosting sufficient to complete the migration of our current fleet to North America in full, and additional capacity to accommodate expected miner purchases. As previously announced, we anticipate significant purchase activity in the coming months, due to spot market dislocation in China and our unique access to that market. This agreement with Digihost secures a key component of activating this opportunity, and is expected to enable rapid deployment of newly purchased miners. We are delighted to build on our existing collaboration with Digihost, and look forward to continued successes together.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company is currently hashing at a rate of 200PH with plans to expand to a hashrate of 3.6 EH by the end of the first half of 2022.

About Bit Digital, Inc.

Bit Digital, Inc. is a bitcoin mining company with one of the largest currently-owned fleets among US-listed bitcoin miners at over 1.9 EH. Headquareted in New York with offices in Miami Beach, Bit Digital’s mining operations are in the United States and Canada.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Bit Digital, Inc.

www.bit-digital.com

Sam Tabar, Chief Strategy Officer

T: +1 (917) 854-6357

Email: sam@bit-digital.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for hosting may not be realized in the number anticipated, or at all, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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